Via Facsimile and U.S. Mail
Mail Stop 6010


September 30, 2005


Mr. G. Dale Garlow
Chief Executive Officer
Vyrex Corporation
2159 Avenida de la Playa
La Jolla, CA  92037


Re:	Vyrex Corporation
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Filed March 29, 2005
	File No. 000-27866


Dear Mr. Garlow:

	We have completed our review of your Form 10-KSB and have no further comment at this time.

								Sincerely,



Jim Atkinson
Accounting Branch Chief